Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands, except ratio computation)
Income (loss) from continuing operations before adjustment for noncontrolling interest	$61,112	$66,895	$(2,412)	$8,371	$7,171

Add back:
Fixed charges	45,416	44,039	37,274	31,918	28,618
Distributed income of equity investees	1,799	15,842	1,881	4,919	3,793

Deduct:
Equity in (earnings) loss of equity investees	(454)	(17,696)	(75)	4,759	(3,248)
Capitalized interest	(743)	(1,613)	(1,862)	(1,161)	(996)
Earnings as Defined	$107,130	$107,467	$34,806	$48,806	$35,338

Fixed Charges
Interest expense including amortization of deferred financing fees	$44,514	$42,211	$35,188	$30,522	$27,344
Capitalized interest	743	1,613	1,862	1,161	996
Interest portion of rent expense	159	215	224	235	278
Fixed Charges	$45,416	$44,039	$37,274	$31,918	$28,618
Preferred share dividends	6,701	6,838	7,250	7,250	7,250
Combined Fixed Charges and Preferred Dividends	$52,117	$50,877	$44,524	$39,168	$35,868

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.06	2.11	(a)	1.25	(b)

(a) Due to the loss from continuing operations, as restated for discontinued operations, for year ended December 31, 2014, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $9.7 million to achieve a coverage of 1:1 for 2014.
(b) Due to the reduced income from continuing operations, as restated for discontinued operations, for year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings from continuing operations of $0.5 million to achieve a coverage of 1:1 for 2012.